Exhibit 99.3

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and June 30, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

		December 31,	June 30,
	Note	2020	2021
Assets
Non-current assets
Other non-current assets		186	88
Tangible fixed assets	4	2,206,618	2,174,891
Right-of-use assets		516	602
Total non-current assets		2,207,320	2,175,581
Current assets
Trade and other receivables		16,265	13,948
Inventories		3,036	3,146
Prepayments and other current assets		2,691	2,171
Short-term investments		—	2,500
Cash and cash equivalents		103,736	119,816
Total current assets		125,728	141,581
Total assets		2,333,048	2,317,162
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and 50,722,201 units issued and outstanding as of June 30, 2021)	5	594,901	637,843
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and 1,077,494 units issued and outstanding as of June 30, 2021)	5	11,028	11,949
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and June 30, 2021)	5	347,889	347,889
Total partners’ equity		953,818	997,681
Current liabilities
Trade accounts payable		13,578	13,222
Due to related parties	3	7,525	1,466
Derivative financial instruments—current portion	11	8,185	7,632
Other payables and accruals	7	50,679	55,447
Borrowings—current portion	6	104,908	105,065
Lease liabilities-current portion		332	363
Total current liabilities		185,207	183,195
Non-current liabilities
Derivative financial instruments—non-current portion	11	12,152	7,136
Borrowings—non-current portion	6	1,180,635	1,128,079
Lease liabilities-non-current portion		112	197
Other non-current liabilities		1,124	874
Total non-current liabilities		1,194,023	1,136,286
Total partners’ equity and liabilities		2,333,048	2,317,162

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021

Revenues	8	84,448	70,352	175,801	157,440
Voyage expenses and commissions		(2,782)	(1,852)	(6,670)	(3,931)
Vessel operating costs	10	(16,895)	(20,044)	(35,988)	(37,851)
Depreciation	4	(20,675)	(20,798)	(41,273)	(41,484)
General and administrative expenses	9	(4,421)	(3,488)	(8,592)	(6,559)
Impairment loss on vessels		(18,841)	—	(18,841)	—
Profit from operations		20,834	24,170	64,437	67,615
Financial costs	12	(13,067)	(9,115)	(28,580)	(18,531)
Financial income		77	11	276	23
Gain/(loss) on derivatives	12	369	(403)	(13,751)	916
Total other expenses, net		(12,621)	(9,507)	(42,055)	(17,592)
Profit and total comprehensive income for the period		8,213	14,663	22,382	50,023

Earnings per unit, basic and diluted:	13
Common unit, basic		0.01	0.14	0.15	0.71
Common unit, diluted		0.01	0.14	0.14	0.68
General partner unit		0.01	0.14	0.15	0.72

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

					Class B	Preference		Total
	General partner		Common unitholders		unitholders	unitholders		Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity
Balance as of January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	14,350,000	347,889	965,971
Equity offering costs	—	—	—	(114)	—	—	—	(114)
Settlement of awards vested during the period	—	—	68,432	—	—	—	—	—
Repurchases of common units	—	—	(191,490)	(996)	—	—	—	(996)
Distributions declared	—	(702)	—	(32,019)	—	—	(15,164)	(47,885)
Share-based compensation, net of accrued distribution	—	11	—	482	—	—	—	493
Partnership’s profit and total comprehensive income (Note 13)	—	155	—	7,063	—	—	15,164	22,382
Balance as of June 30, 2020	1,021,336	10,735	46,737,124	581,227	2,490,000	14,350,000	347,889	939,851

Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units (Note 5)	56,158	205	3,195,401	9,593	—	—	—	9,798
Settlement of awards vested during the period	—	—	8,976	—	—	—	—	—
Distributions declared (Note 5)	—	(20)	—	(950)	—	—	(15,164)	(16,134)
Share-based compensation, net of accrued distribution	—	4	—	172	—	—	—	176
Partnership’s profit and total comprehensive income (Note 13)	—	732	—	34,127	—	—	15,164	50,023
Balance as of June 30, 2021	1,077,494	11,949	50,722,201	637,843	2,075,000	14,350,000	347,889	997,681

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

		For the six months ended
		June 30,	June 30,
	Note	2020	2021
		(restated)(1)
Cash flows from operating activities:
Profit for the period		22,382	50,023
Adjustments for:
Depreciation	4	41,273	41,484
Impairment loss on vessels		18,841	—
Financial costs	12	28,580	18,531
Financial income		(276)	(23)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	12	13,342	(916)
Share-based compensation	9	659	167
		124,801	109,266
Movements in working capital		(14,743)	3,751
Net cash provided by operating activities		110,058	113,017
Cash flows from investing activities:
Payments for tangible fixed assets additions		(12,027)	(12,241)
Financial income received		307	23
Purchase of short-term investments		—	(2,500)
Net cash used in investing activities		(11,720)	(14,718)
Cash flows from financing activities:
Borrowings drawdowns	6	25,940	—
Borrowings repayments	6	(55,805)	(54,838)
Interest paid		(28,834)	(21,384)
Payments of cash collateral for interest rate swaps		(15,000)	—
Release of cash collateral for interest rate swaps		—	280
Payment of loan issuance costs		(189)	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	5	—	10,205
Repurchases of common units		(996)	—
Payment of offering costs		(15)	(124)
Distributions paid	5	(47,885)	(16,134)
Payments for lease liabilities		(228)	(224)
Net cash used in financing activities		(123,012)	(82,219)
(Decrease)/increase in cash and cash equivalents		(24,674)	16,080
Cash and cash equivalents, beginning of the period		96,884	103,736
Cash and cash equivalents, end of the period		72,210	119,816

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		10,501	10,523
Financing costs included in liabilities at the end of the period		142	—
Offering costs included in liabilities at the end of the period		113	283
Liabilities related to leases at the end of the period		72	—
(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collateral for interest rate swaps (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog” or the “Parent”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

As of June 30, 2021, GasLog holds a 33.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of June 30, 2021, the Partnership owned 15 LNG vessels.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the six months ended June 30, 2021.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2020, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 2, 2021.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2020, with the exception of a reclassification in the consolidated statements of cash flows that is described below. On July 27, 2021, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

Until December 31, 2020, interest paid and movements of cash collateral were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management, after reviewing the Exposure Draft General Presentation and Disclosures issued by the IASB in December 2019, elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collateral related to the Partnership’s interest rate swaps under cash used in financing activities, in conformity with the proposal of the Exposure Draft to reduce presentation alternatives and classify interest paid as a cash flow arising from financing activities. Management believes that the revised classification provides more relevant information to users, as it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Six months ended June 30, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	66,224	43,834	110,058
Net cash used in investing activities	(11,720)	—	(11,720)
Net cash used in financing activities	(79,178)	(43,834)	(123,012)
Decrease in cash and cash equivalents	(24,674)	—	(24,674)

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2020 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of June 30, 2021, the Partnership’s current assets totaled $141,581 while current liabilities totaled $183,195, resulting in a negative working capital position of $41,614. Current liabilities include an amount of $25,305 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues in July 2021 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Management anticipates that the Partnership’s primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. Management believes that these anticipated sources of funds, as well as its ability to access the capital markets if needed, will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership’s control.

Adoption of new and revised IFRS

(a)  Standards and interpretations adopted in the current period

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment is effective for annual periods beginning on or after January 1, 2021. Management anticipates that this amendment will not have a material impact on the Partnership’s consolidated financial statements.

There were no other IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b)  Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

At the date of authorization of these unaudited condensed consolidated financial statements, there were no other IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2020	June 30, 2021
Due to GasLog LNG Services (a)	7,361	1,392
Due to GasLog (b)	164	74
Total	7,525	1,466
(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

As of December 31, 2020 and June 30, 2021, the amount outstanding under the Sponsor Credit Facility was nil.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2020 and 2021:

			For the three months ended		For the six months ended
Company	Details	Account	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
GasLog/ GasLog LNG Services(i)	Commercial management fees	General and administrative expenses	1,350	1,350	2,700	2,700
GasLog	Administrative services fees(ii)	General and administrative expenses	1,959	1,177	3,919	2,354
GasLog LNG Services	Management fees	Vessel operating costs	1,932	1,932	3,864	3,864
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	20	—	30	10
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	76	152	151
GasLog	Realized loss on interest rate swaps held for trading (Note 12)	Gain/(loss) on derivatives	832	1,373	1,125	2,692
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 12)	Gain/(loss) on derivatives	234	—	409	—
(i)	Effective July 21, 2020 and October 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.
(ii)	Effective January 1, 2021, the administrative services fee was reduced to $314 per vessel per year, from $523 effective since January 1, 2020.

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

		Other tangible	Total tangible fixed
	Vessels	assets	assets
Cost
As of January 1, 2021	2,873,829	2,719	2,876,548
Additions	9,503	—	9,503
Fully amortized dry-docking component	(8,626)	—	(8,626)
As of June 30, 2021	2,874,706	2,719	2,877,425

Accumulated depreciation
As of January 1, 2021	669,930	—	669,930
Depreciation expense	41,230	—	41,230
Fully amortized dry-docking component	(8,626)	—	(8,626)
As of June 30, 2021	702,534	—	702,534

Net book value
As of December 31, 2020	2,203,899	2,719	2,206,618
As of June 30, 2021	2,172,172	2,719	2,174,891

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

As of June 30, 2021, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

5. Partners’ Equity

The Partnership’s cash distributions for the six months ended June 30, 2021 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
April 28, 2021	Common	$0.01	May 13, 2021	485
May 13, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 14, 2021	7,582
			Total	$16,134

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 Restricted Common Units (“RCUs”) and 2,992 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

In addition, under the Partnership’s ATM Common Equity Offering Programme (“ATM Programme”), there was an issuance of 3,195,401 additional common units in the six months ended June 30, 2021, for total net proceeds of $9,593. During this period, the Partnership also issued 56,158 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $205.

6. Borrowings

	December 31,	June 30,
	2020	2021
Amounts due within one year	109,673	109,673
Less: unamortized deferred loan issuance costs	(4,765)	(4,608)
Borrowings - current portion	104,908	105,065
Amounts due after one year	1,195,241	1,140,403
Less: unamortized deferred loan issuance costs	(14,606)	(12,324)
Borrowings - non-current portion	1,180,635	1,128,079
Total	1,285,543	1,233,144

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

In the six months ended June 30, 2021, the Partnership repaid $54,838 in accordance with the repayment terms under its credit facilities. In connection with the de-listing of the Parent’s common shares from the New York Stock Exchange completed in June 2021, supplemental agreements have been signed with certain of the Partnership’s lenders with respect to clauses relating to its Parent, GasLog. All costs relating to such amendments have been covered by GasLog directly.

GasLog Partners was in compliance with its financial covenants as of June 30, 2021.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31,	June 30,
	2020	2021
Unearned revenue	25,828	25,305
Accrued off-hire	1,802	6,748
Accrued purchases	4,187	7,999
Accrued interest	10,855	10,281
Other accruals	8,007	5,114
Total	50,679	55,447

8. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Revenues from long-term time charters	63,925	42,881	131,570	92,915
Revenues from spot time charters	20,523	27,471	44,231	64,525
Total	84,448	70,352	175,801	157,440

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Administrative services fees (Note 3)	1,959	1,177	3,919	2,354
Commercial management fees (Note 3)	1,350	1,350	2,700	2,700
Share-based compensation	362	94	659	167
Other expenses	750	867	1,314	1,338
Total	4,421	3,488	8,592	6,559

10. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Crew costs	8,780	9,675	17,619	18,647
Technical maintenance expenses	4,142	5,848	10,079	10,214
Other operating expenses	3,973	4,521	8,290	8,990
Total	16,895	20,044	35,988	37,851

11. Derivative Financial Instruments

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31,	June 30,
	2020	2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	20,337	14,768
Total	20,337	14,768
Derivative financial instruments, current liability	8,185	7,632
Derivative financial instruments, non-current liability	12,152	7,136
Total	20,337	14,768

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 17 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of June 30, 2021. The change in the fair value of the interest rate swaps for the three and six months ended June 30, 2021 amounted to a gain of $1,962 and a gain of $5,569, respectively (for the three and six months ended June 30, 2020, a gain of $1,034 and a loss of $12,148, respectively), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and six months ended June 30, 2021, the gain of $1,962 and $5,569, respectively (Note 12), was attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

During the six months ended June 30, 2021, the Partnership did not enter any new forward foreign exchange contracts and the change in the fair value of forward foreign exchange contracts for the three and six months ended June 30, 2021 was nil. The change in the fair value of such contracts for the three and six months ended June 30, 2020 amounted to a gain of $401 and a loss of $69, respectively, which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives (Note 12).

12. Financial Costs and Gain/(loss) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Amortization and write-off of deferred loan issuance costs	1,480	1,215	2,985	2,439
Interest expense on loans	11,466	7,716	24,900	15,599
Lease expense	9	4	19	9
Commitment fees	78	76	208	151
Other financial costs including bank commissions	34	104	468	333
Total financial costs	13,067	9,115	28,580	18,531

An analysis of (gain)/loss on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Unrealized (gain)/loss on interest rate swaps held for trading (Note 11)	(1,034)	(1,962)	12,148	(5,569)
Unrealized (gain)/loss on forward foreign exchange contracts held for trading (Note 11)	(401)	—	69	—
Realized loss on interest rate swaps held for trading	832	2,365	1,125	4,653
Realized loss on forward foreign exchange contracts held for trading	234	—	409	—
Total (gain)/loss on derivatives	(369)	403	13,751	(916)

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Profit for the period and Partnership’s profit	8,213	14,663	22,382	50,023
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(15,164)	(15,164)
Partnership’s profit attributable to:	631	7,081	7,218	34,859
Common unitholders	617	6,933	7,063	34,127
General partner	14	148	155	732
Weighted average number of units outstanding (basic)
Common units	46,713,991	48,161,285	46,739,034	47,841,332
General partner units	1,021,336	1,021,953	1,021,336	1,021,646
Earnings per unit (basic)
Common unitholders	0.01	0.14	0.15	0.71
General partner	0.01	0.14	0.15	0.72
Weighted average number of units outstanding (diluted)
Common units*	49,460,033	50,425,047	49,402,714	50,016,601
General partner units	1,021,336	1,021,953	1,021,336	1,021,646
Earnings per unit (diluted)
Common unitholders	0.01	0.14	0.14	0.68
General partner	0.01	0.14	0.15	0.72

* Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first tranche of 415,000 Class B units on July 1, 2020, the remaining 2,075,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in five tranches of 415,000 units per annum on July 1 of 2021 (Note 15), 2022, 2023, 2024 and 2025.

14. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of June 30, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2021
Not later than one year	200,081
Later than one year and not later than two years	133,425
Later than two years and not later than three years	83,232
Later than three years and not later than four years	50,280
Later than four years and not later than five years	41,879
Total	$508,897

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2021, ballast water management systems had been installed on seven out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

15. Subsequent Events

On July 1, 2021, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the second tranche of its Class B units issued upon the elimination of incentive distributions rights in June 2019.

On July 26, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended June 30, 2021. The cash distribution is payable on August 12, 2021 to all unitholders of record as of August 9, 2021. The aggregate amount of the declared distribution will be $518 based on the number of units issued and outstanding as of June 30, 2021.

On July 26, 2021, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 15, 2021 to all unitholders of record as of September 8, 2021.